UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2023

(Date of Report (Date of Earliest Event Reported))

EXTRA SPACE STORAGE INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	001-32269	20-1076777
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2795 East Cottonwood Parkway, Suite 300

Salt Lake City, Utah 84121

(Address of Principal Executive Offices)

(801) 365-4600

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	EXR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on April 2, 2023, Extra Space Storage Inc., a Maryland corporation (“Extra Space”) and Extra Space Storage LP, a Delaware limited partnership (“Extra Space OP”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among Extra Space, Extra Space OP, Eros Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Extra Space (“Extra Space Merger Sub”), Eros OP Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Extra Space OP (“Extra Space OP Merger Sub”), Life Storage, Inc., a Maryland corporation (“Life Storage”), and Life Storage LP, a Delaware limited partnership (“Life Storage OP”). The Merger Agreement provides for, subject to the terms and conditions thereof, the combination of Extra Space and Life Storage through a series of transactions including, among others, (i) a merger of Extra Space Merger Sub with and into Life Storage, with Life Storage continuing as the surviving entity and a wholly owned subsidiary of Extra Space (the “Company Merger”) and (ii) a merger of Extra Space OP Merger Sub with and into Life Storage OP, with Life Storage OP continuing as the surviving entity and a wholly owned indirect subsidiary of Extra Space OP (the “Partnership Merger” and, together with the Company Merger, the “Mergers”).

In connection with the proposed Mergers, this Current Report on Form 8-K is being filed by Extra Space to make available (i) the information set forth in Life Storage’s Annual Report on Form 10-K for the year ended December 31, 2022, including certain historical audited financial statements of Life Storage as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule (Exhibit 99.1), (ii) the information set forth in Life Storage’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, including the unaudited financial statements of Life Storage as of March 31, 2023 and the related notes (Exhibit 99.2), (iii) the unaudited pro forma condensed combined financial information of Extra Space as of and for the quarter ended March 31, 2023 (Exhibit 99.3), and (iv) the consent of Ernst & Young LLP, the independent registered public accounting firm of Life Storage, to the incorporation by reference into Extra Space’s Registration Statement on Form S-3 (No. 333-254236) (the “Registration Statement”) of their report related to the Life Storage audited financial statements.

Forward-Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Extra Space and Life Storage operate as well as beliefs and assumptions of Extra Space and Life Storage. Such statements involve uncertainties that could significantly impact Extra Space’s or Life Storage’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Extra Space or Life Storage expects or anticipates will occur in the future — including statements relating to any possible transaction between Extra Space and Life Storage, acquisition and development activity, disposition activity, general conditions in the geographic areas where Extra Space or Life Storage operate, timing and amount of dividend payments and Extra Space’s and Life Storage’s respective debt, capital structure and financial position — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Extra Space and Life Storage believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Extra Space nor Life Storage can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Extra Space’s and Life Storage’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Extra Space and Life Storage management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Extra Space and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Extra Space’s or Life Storage’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change;

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(xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Extra Space and Life Storage maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under the caption “Risk Factors” in Extra Space’s and Life Storage’s respective Annual Reports on Form 10-K for the year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, as well as the other risks described in their respective filings. Neither Extra Space nor Life Storage undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, on May 23, 2023, Extra Space filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. The Form S-4 became effective on June 6, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Extra Space and Life Storage commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about June 7, 2023. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC are available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC are available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Life Storage’s Investor Relations at (716) 633-1850 or bmaedl@lifestorage.com.

Participants in the Solicitation

Extra Space and Life Storage and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 4, 2023. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Extra Space and Life Storage as indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP with respect to Life Storage, Inc.

99.1	Life Storage’s Annual Report on Form 10-K for the year ended December 31, 2022 (incorporated by reference to the Annual Report on Form 10-K, filed with the SEC on February 24, 2023) (File No. 001-13820).

99.2	Life Storage’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023 (incorporated by reference to the Quarterly Report on Form 10-Q, filed with the SEC on May 3, 2023) (File No. 001-13820).

99.3	Unaudited pro forma condensed combined financial information of Extra Space Storage Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXTRA SPACE STORAGE INC.

Date: June 12, 2023	By	/s/ Gwyn McNeal
	Name:	Gwyn McNeal
	Title:	Executive Vice President and Chief Legal Officer

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-254236 on Form S-3 of Extra Space Storage Inc. of our reports dated February 24, 2023 with respect to the consolidated financial statements and schedule of Life Storage, Inc. and Life Storage LP and the effectiveness of internal control over financial reporting of Life Storage, Inc. and Life Storage LP included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission, incorporated by reference in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

Buffalo, New York

June 12, 2023

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

On April 2, 2023, EXR Parent, Extra Space OP, Extra Space Merger Sub and Extra Space OP Merger Sub entered into a Merger Agreement with LSI and Life Storage OP, pursuant to which, subject to the terms and conditions set forth in the Merger Agreement (i) Extra Space Merger Sub will merge with and into LSI, with LSI continuing as the surviving entity and a wholly owned subsidiary of EXR Parent, (ii) immediately after the parent merger effective time, the LLC Conversions (as defined in the Merger Agreement) will be effected, (iii) immediately after the LLC Conversions, EXR Parent will contribute to Extra Space OP all of the outstanding equity interests of the surviving entity in the parent merger in exchange for the issuance by Extra Space OP to EXR Parent or its applicable subsidiaries of newly issued partnership units in Extra Space OP and (iv) thereafter, Extra Space OP Merger Sub will merge with and into Life Storage OP, with Life Storage OP surviving the Mergers and becoming a wholly owned subsidiary of Extra Space OP. A copy of the Merger Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. We encourage you to read the Merger Agreement carefully.

Under the terms of the Merger Agreement, at the parent merger effective time, each issued and outstanding share of LSI common stock as of immediately prior to the parent merger will be automatically converted into the right to receive 0.895 of a newly issued share of EXR Parent common stock, without interest, plus the right, if any, to receive cash in lieu of fractional shares of EXR Parent common stock into which such shares of LSI common stock would have been converted pursuant to the Merger Agreement. At the partnership merger effective time, each issued and outstanding Life Storage OP common unit held by a limited partner of Life Storage OP, other than LSI or any wholly owned subsidiary of LSI, as of immediately prior to the partnership merger effective time will automatically be converted into 0.895 of a newly issued Extra Space OP common unit. The 0.895 exchange ratio is fixed and will not be adjusted to reflect changes in the stock prices of EXR Parent common stock or LSI common stock prior to closing. Changes in the price of EXR Parent common stock prior to the Mergers will affect the market value of the merger consideration that LSI stockholders and Life Storage OP unitholders will be entitled to receive upon the closing of the Mergers. Subject to the approval by the stockholders of EXR Parent and the stockholders of LSI and the other closing conditions described in the Merger Agreement, the Mergers are expected to be consummated in the second half of 2023.

Based on current information, it is expected that former LSI stockholders will own approximately 35% and current EXR Parent stockholders will own approximately 65% of the issued and outstanding Combined Company common stock after consummation of the Mergers.

Pro Forma Information

The following Unaudited Pro Forma Condensed Combined Financial Statements combine the historical consolidated financial statements of EXR Parent and LSI, including a Pro Forma Balance Sheet and Pro Forma Statements of Income, which we refer to as the “Pro Forma Financial Statements.”

The accompanying Pro Forma Balance Sheet as of March 31, 2023 has been prepared as if the Mergers had occurred as of March 31, 2023. The accompanying Pro Forma Statements of Income for the three months ended March 31, 2023 and the year ended December 31, 2022 have been prepared as if the Mergers had occurred as of January 1, 2022, the beginning of the earliest period presented.

During the period from January 1, 2022 to March 31, 2023, EXR Parent and LSI acquired and disposed of various real estate assets. None of the assets acquired and disposed of by the respective companies during this period, individually or in the aggregate, or acquisitions and dispositions considered probable of closing as of the date of this Prospectus, exceeded the significance level that requires the presentation of pro forma financial information pursuant to Regulation S-X, Article 11. As such, the following Pro Forma Statements of Income for the three months ended March 31, 2023 and the year ended December 31, 2022 do not include pro forma adjustments to present the impact of these insignificant acquisitions and dispositions as if they occurred on January 1, 2022.

Pro forma adjustments, and the assumptions on which they are based, are described in the accompanying Notes to Pro Forma Financial Statements, which are referred to in this section as the accompanying notes.

The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is currently available. The Pro Forma Financial Statements have been prepared based upon the preliminary conclusion that the Mergers are accounted for as an asset acquisition under ASC 805-50 as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets, and therefore, the Mergers were not considered a business combination. Under the asset acquisition method of accounting, the assets of LSI as of the effective date of the Mergers will be measured by Extra Space following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the net assets acquired. The process of valuing the net assets of LSI, as well as evaluating accounting policies for conformity, is preliminary in nature and subject to change. The actual value of the shares of EXR Parent common stock to be issued in exchange for shares of LSI common stock and Life Storage OP common units in connection with the Mergers will depend on the market price of shares of EXR Parent common stock on the closing date of the Mergers, and therefore, the actual purchase price will fluctuate with the market price of EXR Parent common stock until the Mergers are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial information. The total consideration and assignment of fair values to LSI’s assets and liabilities has not been finalized and are subject to change and the actual amounts at the time the Mergers are completed could vary materially from the Pro Forma Financial Statements.

The Pro Forma Financial Statements have been prepared in accordance with the rules and regulations of the SEC. All significant adjustments that can be factually supported, are directly attributable to the Mergers and are expected to have a continuing impact within the SEC regulations covering the preparation of the Pro Forma Financial Statements, have been made. The Pro Forma Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor are they necessarily indicative of future operating results or financial position. We expect that the Mergers will create significant corporate general and administrative as well as property operating cost savings. There can be no assurance that we will be successful in achieving these anticipated cost savings. Therefore, the Pro Forma Financial Statements included herein do not give effect to any synergies, potential cost reductions or other operating efficiencies that we expect to result from the Mergers based on management’s plans or intent after the Mergers.

You are urged to read the Pro Forma Financial Statements below together with EXR Parent’s and LSI’s publicly available historical consolidated financial statements and accompanying notes.

Merger Consideration

For purposes of the Pro Forma Financial Statements, Extra Space estimates that the Mergers will be completed for $14.7 billion through the issuance of equity based on the value of EXR Parent common stock and Extra Space OP common units issued of $11.4 billion, the assumption and/or repayment of debt of $3.1 billion and transaction costs. The aggregate equity consideration consists of shares of EXR Parent common stock and

Extra Space OP common units issued in exchange for shares of LSI common stock and Life Storage OP common units and is calculated as follows (in thousands, except per share amounts):

Number of shares of EXR Parent common stock and Extra Space OP common units to be issued upon conversion of shares of LSI common stock and Life Storage OP common units at March 31, 2023(1)	$77,802
Multiplied by price of EXR Parent common stock on May 30, 2023(2)	$146.17

Estimated fair value of shares of EXR Parent common stock and Extra Space OP common units to be issued	$11,372,318
Estimated transaction costs(3)	161,400

Estimated aggregate consideration	$11,533,718

(1)

LSI stockholders and Life Storage OP unitholders will receive 0.895 of a newly issued share of EXR Parent common stock or 0.895 of a new Extra Space OP common unit, respectively, for each share of LSI common stock or Life Storage OP common unit, respectively, that they own as of immediately prior to consummation of the Mergers. Shares related to the acceleration of unvested LSI equity awards under LSI’s equity incentive plans that become fully vested at closing are included in the estimated shares to be issued.

(2)

The estimated purchase price is based on the closing price of EXR Parent common stock on May 30, 2023. Pursuant to accounting rules, the final purchase price will be based on the price of the EXR Parent common stock as of the closing date, and therefore, will be different from the amount shown above. Based on a sensitivity analysis, a change in the EXR Parent common stock price of 10% would result in an approximate $1.1 billion change in the estimated aggregate consideration.

(3)

For purposes of the Pro Forma Financial Statements, estimated transaction costs for the Mergers were included in the estimated aggregate consideration. These estimated transaction costs are expected to be approximately $161 million and include the direct costs incurred in acquiring the real estate assets. These costs will be capitalized by Extra Space.

The Pro Forma Financial Statements included herein do not give effect to any synergies, potential cost reductions or other operating efficiencies that we expect to result from the Mergers based on management’s plans or intent after the Mergers.

EXTRA SPACE STORAGE INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

March 31, 2023

(In thousands)

	Historical (A)		Transaction Accounting Adjustments			Pro Forma Combined
	Extra Space Storage	Life Storage
Assets:
Real estate assets, net	$9,991,446	$6,982,808	$7,520,530	(B	)	$24,494,784
Real estate assets—operating lease right-of-use assets	226,483	17,052	13,950	(C	)	257,485
Investments in unconsolidated real estate entities	600,617	276,436	65,620	(D	)	942,673
Investments in debt securities and notes receivable	863,913	—	—			863,913
Cash and cash equivalents	47,951	32,765	—			80,716
Other assets, net	402,259	67,493	89,902	(E	)	559,654

Total assets	$12,132,669	$7,376,554	$7,690,002			$27,199,225

Liabilities, Noncontrolling Interests and Equity:
Debt	$7,237,298	$2,785,046	$(278,524)	(F	)	$9,743,820
Revolving lines of credit	94,500	619,000	—			713,500
Operating lease liabilities	234,255	16,893	—			251,148
Cash distributions in unconsolidated real estate ventures	68,284	—	—			68,284
Accounts payable and accrued expenses	178,156	119,516	—			297,672
Other liabilities	287,475	34,530	—			322,005

Total liabilities	$8,099,968	$3,574,985	$(278,524)			$11,396,429

Commitments and contingencies
Noncontrolling Interests and Equity:
Stockholders’ equity:
Common stock	1,350	851	(73)	(G	)	2,128
Additional paid-in capital	3,376,458	3,884,890	7,648,051	(G	)	14,909,399
Accumulated other comprehensive income (loss)	35,081	(2,978)	2,978	(G	)	35,081
Accumulated deficit	(159,556)	(317,570)	317,570	(G	)	(159,556)

Total stockholders’ equity	$3,253,333	$3,565,193	$7,968,526			$14,787,052
Noncontrolling interests	779,368	236,376	—			1,015,744

Total noncontrolling interests and equity	$4,032,701	$3,801,569	$7,968,526			$15,802,796

Total liabilities, noncontrolling interests and equity	$12,132,669	$7,376,554	$7,690,002			$27,199,225

EXTRA SPACE STORAGE INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

For the three months ended March 31, 2023

(In thousands, except share and per share data)

	Historical (A)		Transaction Accounting Adjustments			Pro Forma Combined
	Extra Space Storage	Life Storage
Revenues:
Property rental	$433,962	$240,483	—			674,445
Tenant reinsurance	47,704	20,291	—			67,995
Management fees and other income	21,384	12,828	—			34,212

Total revenues	503,050	273,602	—			776,652

Expenses:
Property operations	117,166	74,743	—	(H	)	191,909
Tenant reinsurance	9,089	9,220	—	(H	)	18,309
General and administrative	34,763	26,887	—	(H	)	61,650
Depreciation and amortization	78,490	47,769	62,492	(I	)	188,751

Total expenses	239,508	158,619	62,492			460,619

Gain on sale of non-real estate assets	—	913	—			913

Income from operations	263,542	115,896	(62,492)			316,946
Interest expense	(80,099)	(33,113)	(14,831)	(J	)	(128,043)
Interest income	19,438	12	—			19,450

Income before equity in earnings and dividend income from unconsolidated real estate entities and income tax expense	202,881	82,795	(77,323)			208,353
Equity in earnings and dividend income from unconsolidated real estate entities	10,305	1,629	(308)	(K	)	11,626
Income tax expense	(4,308)	(1,158)	—			(5,466)

Net income	208,878	83,266	(77,631)			214,513
Net income allocated to noncontrolling interests	(12,574)	(1,658)	1,546	(L	)	(12,686)

Net income attributable to common stockholders	$196,304	$81,608	$(76,085)			$201,827

Earnings per common share
Basic	$1.46	$0.96				$0.96
Diluted	$1.46	$0.96				$0.96
Weighted average number of shares
Basic	134,511,273	84,935,860				210,641,382	(M	)
Diluted	142,940,384	85,378,412				220,742,519	(M	)

EXTRA SPACE STORAGE INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

For the year ended December 31, 2022

(In thousands, except share and per share data)

	Historical (A)		Transaction Accounting Adjustments			Pro Forma Combined
	Extra Space Storage	Life Storage
Revenues:
Property rental	$1,654,735	$917,143	—			$2,571,878
Tenant reinsurance	185,531	73,805	—			259,336
Management fees and other income	83,904	47,218	—			131,122

Total revenues	1,924,170	1,038,166	—			2,962,336

Expenses:
Property operations	435,342	279,470	—	(H	)	714,812
Tenant reinsurance	33,560	29,280	—	(H	)	62,840
Transaction related costs	1,548	—	—			1,548
General and administrative	129,251	75,050	—	(H	)	204,301
Depreciation and amortization	288,316	192,902	248,142	(I	)	729,360

Total expenses	888,017	576,702	248,142			1,712,861

Gain on real estate transactions	14,249	—	—			14,249
Gain on sale of non-real estate assets	—	7,385	—			7,385

Income from operations	1,050,402	468,849	(248,142)			1,271,109
Interest expense	(219,171)	(109,240)	(59,325)	(J	)	(387,736)
Interest income	69,422	32	—			69,454

Income before equity in earnings and dividend income from unconsolidated real estate entities and income tax expense	900,653	359,641	(307,467)			952,827
Equity in earnings and dividend income from unconsolidated real estate entities	41,428	9,235	(1,233)	(K	)	49,430
Equity in earnings of unconsolidated real estate ventures—gain on sale of real estate assets	—	1,572	—			1,572
Income tax expense	(20,925)	(3,986)	—			(24,911)

Net income	921,156	366,462	(308,700)			978,918
Net income allocated to noncontrolling interests	(60,468)	(8,334)	7,020	(L	)	(61,782)

Net income attributable to common stockholders	$860,688	$358,128	$(301,680)			$917,136

Earnings per common share
Basic	$6.41	$4.25				$4.36
Diluted	$6.41	$4.22				$4.35
Weighted average number of shares
Basic	134,050,815	84,322,043				210,180,924	(M	)
Diluted	141,681,388	84,884,168				219,483,523	(M	)

Notes to the Pro Forma Financial Statements

(1) Basis of Presentation

As described above, the preliminary conclusion is that the Mergers will be accounted for as an asset acquisition in accordance with GAAP. Under the asset acquisition method of accounting, the assets of LSI as of the effective date of the Mergers will be measured by EXR Parent following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the net assets acquired.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023, assumes that the Mergers occurred on January 1, 2023. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 give pro forma effect to the Mergers as if completed on January 1, 2022.

(2) Preliminary Purchase Price Allocation

The following preliminary allocation of the purchase price of LSI is based on the preliminary estimate of the fair value of the tangible and intangible assets and liabilities of LSI at March 31, 2023. During the preparation of these unaudited pro forma condensed combined financial statements, EXR Parent did not become aware of any material differences between accounting policies of EXR Parent and LSI, except for certain reclassifications necessary to conform to EXR Parent’s financial presentation, and accordingly, these unaudited pro forma condensed combined financial statements do not assume any material differences in accounting policies between EXR Parent and LSI. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the mergers and will be completed after the mergers are consummated. As such, the final determination of the purchase price may be significantly different from the preliminary estimates used in the Pro Forma Financial Statements.

The estimated purchase price of LSI of $11.5 billion (as calculated in the manner described above) is allocated to the tangible and intangible assets acquired and assumed liabilities based on the following preliminary basis at March 31, 2023 (dollar amounts in thousands):

Investments in real estate properties, net	$14,503,338
Investments in real estate – right of use assets	31,002
Investments in and advancements to unconsolidated entities	342,056
Cash and other assets, including intangible assets	190,160
Debt	(3,125,522)
Accounts payable, accrued expenses and other liabilities, including lease intangible liabilities	(170,940)
Noncontrolling interests	(236,376)

Total estimated purchase price, including transaction costs	$11,533,718

(3) Historical Financial Statements

(A)	In order to conform to the current EXR Parent presentation, we condensed and reclassified certain amounts presented in the historical financial statements of LSI, as follows:

Balance Sheet

•

Real estate assets, net, as presented includes LSI’s historical balance of Investment in storage facilities, net. It has been further adjusted to include in-place customer leases, which has been historically classified within Other assets, as follows (in thousands):

March 31, 2023
Investment in storage facilities, net (historical)	$6,980,649
Add: in-place customer leases	2,159

Real estate assets, net as presented	$6,982,808

•

LSI’s historical balance of Other assets has been adjusted to exclude in-place customer leases, as mentioned above, as well as to exclude lease ROU assets, which have been reported separately on the pro forma financials in line with EXR Parent’s presentation. The balance has also been adjusted to include some historically separately presented items, including Accounts receivable, Receivable from unconsolidated joint ventures, Prepaid expenses, and Trade name. These changes are as follows (in thousands):

March 31, 2023
Other assets, net (historical)	$31,963
Less: in-place customer leases	(2,159)
Less: Operating Lease ROU Assets, as presented	(17,052)
Add: Accounts receivable	23,281
Add: Receivable from unconsolidated joint ventures	795
Add: Prepaid expenses	14,165
Add: Trade name	16,500

Other assets, net as presented	$67,493

Statements of Operations

•

LSI’s historical presentation of Property operations and maintenance, presented as Property operations at EXR Parent, has been adjusted to include Real estate tax amounts which are presented separately on LSI’s historical financials, as follows (in thousands):

	For the Three Months Ended March 31, 2023	For the Year Ended December 31, 2022
Property operations and maintenance (historical)	$47,306	$179,760
Add: Real estate taxes	27,437	99,710

Property operations, as presented	$74,743	$279,470

•

LSI’s historical financial statements do not present Income tax expense as a separate line item. Rather, these amounts have been historically grouped into General and administrative expenses and Gain on sale of non-real estate assets. As such, to comply with Extra Space’s presentation of Income tax expenses, the applicable income tax amounts included in both of these expense categories have been allocated to Income tax expense, as follows (in thousands):

	For the Three Months Ended March 31, 2023	For the Year Ended December 31, 2022
General and administrative (historical)	$27,818	$77,201
Less: Income tax portion of G&A	(931)	(2,151)

General and administrative, as presented	$26,887	$75,050

Gain on sale of non-real estate assets (historical)	686	5,550
Add: Income tax portion of Gain on sale of non-real estate assets	227	1,835

Gain on sale of non-real estate assets, as presented	$913	$7,385

Income tax expense historically categorized as G&A	$931	$2,151
Income tax expense historically categorized as Gain on sale of non-real estate assets:	227	1,835

Income tax expense, as presented	$1,158	$3,986

(4) LSI Transaction Accounting Adjustments

Adjustments for Pro Forma Condensed Combined Balance Sheet

(B)

LSI’s real estate assets have been adjusted to their estimated fair value at March 31, 2023. We estimated the fair value of each property generally by applying a capitalization rate to the estimated net operating income and adding a portfolio premium to the property based on the relative fair value of the property in comparison to the total portfolio. We determined the capitalization rates that were appropriate by market, based on recent appraisals, transactions or other market data. The fair value of land is generally based on relevant market data, such as a comparison of the subject site to similar parcels that have recently been sold or are currently being offered on the market for sale. As part of the valuation, LSI’s historical accumulated depreciation balance has been eliminated. The remainder of the adjustment can be attributed to capitalized transaction costs expected to be incurred, all of which have been allocated to Real estate assets, net.

(C)	Adjustments to LSI’s historical balance of Real estate assets – operating lease right-of-use assets are as follows (in thousands):

Elimination of lease right-of-use assets	$(17,052)
Recognition of value of acquired lease right-of-use assets(1)	31,002

Total	$13,950

(1)

This adjustment includes the fair value of LSI’s lease right-of-use assets for ground and office space leases, in which LSI is the lessee, as well as the fair value measurement of all associated below-market ground leases as of March 31, 2023. We estimated the value of each lease by calculating the present value of the future minimum rental payments at March 31, 2023 using EXR Parent’s weighted average incremental borrowing rate of 5.4%. The weighted average remaining lease term for these leases was approximately nine years at March 31, 2023.

(D)

LSI’s Investments in unconsolidated real estate entities have been adjusted to their estimated fair value at March 31, 2023. The fair values for the investments were calculated using similar valuation methods as those used for consolidated real estate assets.

(E)	Adjustments to LSI’s historical balance of other assets are as follows (in thousands):

Elimination of trade name intangible assets	$(16,500)
Recognition of value of trade name intangible assets	50,014
Recognition of value of customer relationships relating to captive insurance	35,794
Recognition of value of management contracts intangible assets	6,865
Recognition of value of assembled workforce intangible assets	13,729

Total	$89,902

(F)

LSI’s debt balances have been adjusted to their estimated fair value at March 31, 2023. The fair value of Term Notes was estimated based on contractual future cash flows discounted using borrowing spreads and market interest rates that would have been available to us for the issuance of debt with similar terms and remaining maturities. This fair value adjustment also took into effect the elimination of associated debt issuance costs. The assumed mortgage notes have been kept at book value as they are anticipated to be paid down immediately following the merger.

(G)

Adjustments represent the elimination of historical LSI balances and the issuance of EXR Parent common stock and Extra Space OP common units in exchange for shares of LSI common stock and Life Storage OP common units, respectively, in the mergers.

Adjustments for Pro Forma Condensed Combined Statements of Income

The pro forma adjustments to the Pro Forma Condensed Combined Statements of Income assume that a purchase price allocation done as of January 1, 2022 was equivalent to amounts assigned based on the estimated purchase price allocation done at March 31, 2023 and reflected in the Pro Forma Condensed Combined Balance Sheet.

(H)

We expect that the mergers will create significant corporate general and administrative as well as property operating cost savings. There can be no assurance that we will be successful in achieving these anticipated cost savings. Therefore, the Pro Forma Financial Statements included herein do not give effect to any synergies, potential cost reductions or other operating efficiencies that we expect to result from the mergers based on management’s plans or intent after the mergers.

(I)

Depreciation and amortization expense is adjusted to remove $47.8 million and $192.9 million of LSI’s historical depreciation and amortization expense and recognize $110.3 million and $441.0 million of depreciation and amortization expense for the three months ended March 31, 2023, and the year ended December 31, 2022, respectively. For purposes of this adjustment, we estimated the various components of the real estate acquired and used an estimated average useful life of 39 years for operating properties and an estimated weighted average remaining lease term associated with existing tenant relationships at March 31, 2023 that approximated 18 months.

(J)

We adjusted LSI’s interest expense based on the fair value of debt. The adjustment to interest expense includes the removal of LSI’s historical interest expense, including amortization of deferred financing costs and debt premiums and discounts, and calculation of interest expense based on the estimated fair value of acquired debt, net of amounts capitalized. The weighted average interest rate associated with the debt at fair value was 5.4% at March 31, 2023 (see note E).

(K)

We adjusted LSI’s investments in unconsolidated entities to fair value. As a result, we adjusted the equity in earnings that LSI recognized from these entities to reflect the impact the amortization of these fair value adjustments would have had on earnings from these unconsolidated entities.

(L)	An adjustment was made to reflect the Life Storage OP unitholders’ ownership percentage in all of the pro forma adjustments described above.

(5) Combined Pro Forma Adjustments

(M)

The unaudited pro forma adjustments to shares or units outstanding used in the calculation of basic earnings per share or unit attributable to common stockholders or unitholders and diluted earnings per share attributable to common stockholders or unitholders, after giving effect to the exchange ratios for the mergers, were as follows (in thousands):

	Three Months Ended March 31, 2023	Year Ended December 31, 2022
EXR Parent
EXR Parent weighted average common shares outstanding – Basic	134,511,273	134,050,815
Shares issued to LSI stockholders – pro forma basis(1)	76,130,109	76,130,109

Weighted average common shares outstanding – Basic	210,641,382	210,180,924

EXR Parent weighted average common shares outstanding – Diluted	142,940,384	141,681,388
Shares issued to LSI shareholders – pro forma basis(1)	76,130,109	76,130,109
OP units issued to Life Storage OP unitholders – pro forma basis(1)	1,672,026	1,672,026

Weighted average common shares outstanding – Diluted	220,742,519	219,483,523

(1)

The pro forma weighted average shares or units outstanding assumes the issuance of shares of EXR Parent common stock and Extra Space OP common units in connection with the mergers throughout all periods presented.